EXHIBIT 99.1
RADVISION
PRESS RELEASE




     CORPORATE CONTACTS:                                  INVESTOR RELATIONS:

     Adi Sfadia                                           June Filingeri
     Chief Financial Officer                              Comm-Partners LLC
     RADVISION                                            +1 203-972-0186
     +1 201-689-6340                                      junefil@optonline.net
     cfo@radvision.com

       RADVISION REPORTS BETTER THAN EXPECTED THIRD QUARTER 2009 RESULTS

                         - REVENUES ARE $20.4 MILLION -
 - OPERATING INCOME IS $1.4 MILLION; NON-GAAP OPERATING INCOME IS $2.5 MILLION -
                  - GAAP EPS IS $0.06; NON-GAAP EPS IS $0.13 -

TEL AVIV, OCTOBER 29, 2009 -- RADVISION(R) (NASDAQ: RVSN) reported today that revenues for the third quarter of 2009 were $20.4 millioN compared with revenues of $21.6 million in the third quarter of 2008.

Operating income for third quarter of 2009 was $1.4 million compared with an operating loss of $4.3 million in the third quarter of 2008. On a non-GAAP basis, operating income was $2.5 million in the third quarter of 2009 compared with an operating loss of $2.6 million in third quarter of 2008, excluding the effects of stock-based compensation expense in accordance with SFAS 123R in both periods.

Net income for the third quarter of 2009 was $1.2 million, or $0.06 per diluted share, compared with a net loss of $4.5 million, or $0.22 per share, in the third quarter of 2008. On non-GAAP basis, net income for the third quarter of 2009 was $2.5 million, or $0.13 per diluted share, excluding stock-based compensation expense of $1.0 million and a loss of $0.3 million due to the write-down of certain Auction Rate Securities, with the total of $1.3 million equivalent to $0.07 per diluted share. This compares with a non-GAAP net loss of $1.7 million or $0.09 per share in third quarter of 2008, which excludes stock-based compensation expense of $1.7 million and a loss of $1.1 million due to the write-down of certain Auction Rate Securities, with the total of $2.8 million equivalent to $0.13 per diluted share.

Total revenues for the third quarter of 2009 consisted of $15.6 million for the Networking Business Unit (NBU) and $4.8 million for the Technology Business Unit
(TBU) compared with $17.3 million for the NBU and $4.3 million for the TBU reported in the third quarter of 2008.

The Company's forecast for the third quarter of 2009 presented July 30 was for revenues of $20 million, non-GAAP operating income of $1.7 million and non-GAAP net income of $1.8 million or $0.09 per diluted share, excluding stock-based compensation expense in accordance with SFAS 123R of $1.2 million or $0.06 per diluted share.

For the first nine months of 2009, revenues were $58.3 million, operating income was $0.5 million and net income was $0.8 million, or $0.04 per diluted share. This compares with revenues of $62.0 million, an operating loss of $12.7 million, and a net loss of $11.5 million, or $0.55 per diluted share, in the first nine months of 2008. On a non-GAAP basis, the Company had operating income of $3.8 million and net income of $4.6 million or $0.24 per diluted share for the first nine months of 2009. This excludes the effect of stock-based compensation expense of $3.3 million and a loss of $0.5 million due to the write-down of certain Auction Rate Securities, with the total of $3.8 million equivalent to $0.20 per diluted share. The non-GAAP operating loss for the first nine months of 2008 was $8.5 million and the net loss was $5.7 million, or $0.27 per diluted share. This excludes stock-based compensation expense of $4.3 million and a loss of $1.5 million due to the write-down of certain Auction Rate Securities, with the total of $5.8 million equivalent to $0.28 per diluted share.

The Company ended the third quarter of 2009 with approximately $120.0 million in cash and liquid investments, equivalent to $6.17 per basic share, an increase of $1.8 million from June 30, 2009. The increase reflects $2.5 million provided by operating activities offset by $0.7 million used for capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "We delivered stronger than expected revenues and earnings in the third quarter of 2009 largely because of the immediate success of our next generation MCU, the SCOPIA Elite, along with our fully refreshed SCOPIA 7.0 product line.

"For more than two years, we have executed our plan to reassert our technology leadership and return to profitability and growth. Our third quarter performance shows the tangible results of this effort and includes Cisco's accelerated adoption of our SCOPIA Elite. We now face a new challenge because of the decision by Cisco, our largest customer, to acquire Tandberg. We currently expect our sales to Cisco in the fourth quarter of 2009 to be in line with our original expectations. Going forward, while we are embedded in many of Cisco's videoconferencing solutions and they may remain a large customer through and perhaps beyond 2010, we must be prudent and assume that our Cisco sales will step down progressively through 2010.

"Fortunately, Cisco's decision comes at time of renewed strength for RADVISION. In addition to our strong product portfolio, we have been successful in expanding our OEM and major reseller relationships, which now include IBM, LifeSize, Alcatel Lucent and Huawei. We plan to release by year-end another exciting product that our TBU co-developed with our partner Samsung. It is the recently introduced VC240, which is an affordable all-in-one high definition video desktop device. The VC240 continues to attract high levels of market excitement and interest and has opened more doors to us as we continue our strategy of broadening and deepening our channel and reseller network. Furthering that goal and continuing our desktop technology advancement, we recently unveiled our High Definition SCOPIA Desktop video conferencing client for Apple's Mac OS X platform. Last week, we announced that the latest version of SCOPIA Desktop V7.0 has been fully optimized with Microsoft Windows 7 and the latest Intel technologies including the new high performance Intel Core i7 and Intel Atom processors."

Mr. Raviv concluded: "We have overcome significant challenges over the past three years and we intend to become stronger because of our latest challenge. In fact, Cisco's decision has disrupted the Unified Communications marketplace and created new opportunities for RADVISION as the only independent network infrastructure provider. We are moving quickly to capture those opportunities."

GUIDANCE

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the fourth quarter of 2009 of approximately $21.5 million and net income of approximately $2.3 million or $0.12 per diluted share. This includes stock-based compensation expense in accordance with SFAS 123R of $1.0 million or $0.05 per diluted share. Excluding this item, non-GAAP net income for the fourth quarter of 2009 is expected to be $3.3 million or $0.17 per diluted share. That compares to revenues in the fourth quarter of 2008 of $22.7 million and a net loss of $1.5 million, or $0.07 per diluted share, which included a $0.2 million restructuring charge, stock-based compensation expense of $1.2 million, and a gain of $0.1 million due to the redemption of certain Auction Rate Securities net of other than temporary impairment of available-for-sale Auction Rate Securities, with the total amount of these items equivalent to $0.06 per diluted share. Excluding the effect of these items, the non-GAAP net loss for the fourth quarter of 2008 was $0.2 million, or $0.01 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP VERSUS NON-GAAP PRESENTATION

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

THIRD QUARTER 2009 EARNINGS CONFERENCE CALL/WEBCAST

RADVISION will hold a conference call to discuss its third quarter 2009 results and fourth quarter outlook, today, Thursday, October 29, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 5th. To access the replay, please dial 1-866-403-7114 (International dialers may call +1-203-369-0584).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2009 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 29th and will be archived on the website until the end of the fourth quarter.

ABOUT RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL BUSINESS CONDITIONS IN THE INDUSTRY, CHANGES IN DEMAND FOR PRODUCTS, THE TIMING AND AMOUNT OR CANCELLATION OF ORDERS AND OTHER RISKS DETAILED FROM TIME TO TIME IN RADVISION'S FILINGS WITH THE SECURITIES EXCHANGE COMMISSION, INCLUDING ITS ANNUAL REPORT ON FORM 20-F. THESE DOCUMENTS CONTAIN AND IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR PROJECTIONS OR FORWARD-LOOKING STATEMENTS. STOCKHOLDERS AND OTHER READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENT.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                             THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                               SEPTEMBER 30,                        SEPTEMBER 30,
                                                      ---------------------------------   ----------------------------------
                                                           2009              2008              2009               2008
                                                      ---------------   ---------------   ----------------   ---------------
                                                                                    UNAUDITED
                                                      ----------------------------------------------------------------------
Revenues                                               $     20,429       $     21,555      $     58,310       $     62,007
Cost of revenues                                              4,304              4,903            12,639             13,728
                                                       ------------       ------------      ------------       ------------

Gross profit                                                 16,125             16,652            45,671             48,279
                                                       ------------       ------------      ------------       ------------

Operating costs and expenses:
  Research and development                                    6,611              9,752            20,428             27,125
  Marketing and selling                                       6,699              8,565            20,695             26,978
  General and administrative                                  1,369              2,653             4,048              6,905
                                                       ------------       ------------      ------------       ------------

Total operating costs and expenses                           14,679             20,970            45,171             61,008
                                                       ------------       ------------      ------------       ------------

Operating income (loss)                                       1,446             (4,318)              500            (12,729)
Financial income (expense), net                                 122                (61)            1,126              1,395
                                                       ------------       ------------      ------------       ------------

Income (loss) before taxes on income                          1,568             (4,379)            1,626            (11,334)
Taxes on income                                                (408)              (128)             (867)              (119)
                                                       ------------       ------------      ------------       ------------

Net income (loss)                                      $      1,160       $     (4,507)     $        759       $    (11,453)
                                                       ============       ============      ============       ============

Basic net earnings (loss) per Ordinary share           $       0.06       $      (0.22)     $       0.04       $      (0.55)
                                                       ============       ============      ============       ============

Weighted Average Number of Shares Outstanding
  During the Period - Basic                              19,431,880         20,250,322        19,475,093         20,670,135
                                                       ============       ============      ============       ============

Diluted net earnings (loss) per Ordinary share         $       0.06       $      (0.22)     $       0.04       $      (0.55)
                                                       ============       ============      ============       ============

Weighted Average Number of Shares Outstanding
  During the Period - Diluted                            19,666,380         20,250,322        19,584,769         20,670,135
                                                       ============       ============      ============       ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

RECONCILIATION OF GAAP TO NON-GAAP OPERATING RESULTS

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income (loss) and earnings (loss) per share, which are adjusted from results based on GAAP to exclude net loss from other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                           THREE MONTHS ENDED
                                                           SEPTEMBER 30, 2009
                                             ---------------------------------------------
                                                              (UNAUDITED)
                                             ---------------------------------------------
                                             GAAP RESULTS                      NON-GAAP
                                             (AS REPORTED)    NON-GAAP (*)      RESULTS
                                             -------------   -------------   -------------
Gross profit                                   $16,125         $    82          $16,207
Total operating costs and expenses             $14,679         $  (923)         $13,756
Operating income                               $ 1,446         $ 1,005          $ 2,451
Income before taxes on income                  $ 1,568         $ 1,301          $ 2,869
Net income                                     $ 1,160         $ 1,301          $ 2,461
                                               =======         =======          =======
Basic net earnings per Ordinary share          $  0.06         $  0.07          $  0.13
                                               =======         =======          =======
Diluted net earnings per Ordinary share        $  0.06         $  0.07          $  0.13
                                               =======         =======          =======

                                                           THREE MONTHS ENDED
                                                           SEPTEMBER 30, 2009
                                             ---------------------------------------------
                                                              (UNAUDITED)
                                             ---------------------------------------------
                                             GAAP RESULTS                      NON-GAAP
                                             (AS REPORTED)    NON-GAAP (*)      RESULTS
                                             -------------   -------------   -------------
Gross profit                                   $ 16,652        $     95        $ 16,747
Total operating costs and expenses             $ 20,970        $ (1,593)       $ 19,377
Operating loss                                 $ (4,318)       $  1,688        $ (2,630)
Loss before taxes on income                    $ (4,379)       $  2,758        $ (1,621)
Net loss                                       $ (4,507)       $  2,758        $ (1,749)
                                               ========        ========        ========
Basic net loss per Ordinary share              $  (0.22)       $   0.13        $  (0.09)
                                               ========        ========        ========
Diluted net loss per Ordinary share            $  (0.22)       $   0.13        $  (0.09)
                                               ========        ========        ========

(*) Adjustment for share-based compensation and other than temporary impairment of available for sale marketable securities.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                           NINE MONTHS ENDED
                                                           SEPTEMBER 30, 2009
                                             ---------------------------------------------
                                                              (UNAUDITED)
                                             ---------------------------------------------
                                             GAAP RESULTS                      NON-GAAP
                                             (AS REPORTED)    NON-GAAP (*)      RESULTS
                                             -------------   -------------   -------------
Gross profit                                    $45,671         $   260         $45,931
Total operating costs and expenses              $45,171         $(3,030)        $42,141
Operating income                                $   500         $ 3,290         $ 3,790
Income before taxes on income                   $ 1,626         $ 3,845         $ 5,471
Net income                                      $   759         $ 3,845         $ 4,604
                                                =======         =======         =======
Basic net earnings per Ordinary share           $  0.04         $  0.20         $  0.24
                                                =======         =======         =======
Diluted net earnings per Ordinary share         $  0.04         $  0.20         $  0.24
                                                =======         =======         =======

                                                           NINE MONTHS ENDED
                                                           SEPTEMBER 30, 2009
                                             ---------------------------------------------
                                                              (UNAUDITED)
                                             ---------------------------------------------
                                             GAAP RESULTS                      NON-GAAP
                                             (AS REPORTED)    NON-GAAP (*)      RESULTS
                                             -------------   -------------   -------------
Gross profit                                   $ 48,279        $    290        $ 48,569
Total operating costs and expenses             $ 61,008        $ (3,968)       $ 57,040
Operating loss                                 $(12,729)       $  4,258        $ (8,471)
Loss before taxes on income                    $(11,334)       $  5,775        $ (5,559)
Net loss                                       $(11,453)       $  5,775        $ (5,678)
                                               ========        ========        ========
Basic net loss per Ordinary share              $  (0.55)       $   0.28        $  (0.27)
                                               ========        ========        ========
Diluted net loss per Ordinary share            $  (0.55)       $   0.28        $  (0.27)
                                               ========        ========        ========

(*) Adjustment for share-based compensation and other than temporary impairment of available for sale marketable securities.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                  SEPTEMBER 30, DECEMBER 31,
                                                      2009         2008
                                                   ---------    ---------
                                                   UNAUDITED     AUDITED
                                                   ---------    ---------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  17,213    $  37,872
  Short-term bank deposits *)                         71,638       52,026
  Short-term marketable securities *)                 12,111       14,350
  Trade receivables, net                              12,476       14,118
  Other accounts receivable and prepaid expenses      10,185        6,102
  Inventories                                          1,450        1,185
                                                                ---------

Total current assets                                 125,073      125,653
                                                   ---------    ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  19,009       17,005
  Long-term prepaid expenses                           1,023        1,278
  Severance pay fund                                   5,980        4,591
  Long-term deferred tax asset                         4,050        4,995
                                                   ---------    ---------

Total long-term investments and receivables           30,062       27,869
                                                   ---------    ---------

Property and equipment, net                            4,795        5,428
                                                   ---------    ---------

Goodwill                                               2,966        2,966
                                                   ---------    ---------

Other intangible assets, net                             -            272
                                                   ---------    ---------

Total assets                                       $ 162,896    $ 162,188
                                                   =========    =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   1,329    $   2,052
  Deferred revenues                                    8,967        8,309
  Accrued expenses and other accounts payable         12,640       16,389
                                                   ---------    ---------

Total current liabilities                             22,936       26,750
                                                   ---------    ---------

Accrued severance pay                                  7,024        5,855
                                                   ---------    ---------

Total liabilities                                     29,960       32,605
                                                   ---------    ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234          234
  Additional paid-in capital                         144,799      141,107
  Treasury stock                                     (33,815)     (32,733)
  Accumulated other comprehensive income                (835)         348
  Retained earnings                                   22,553       20,627
                                                   ---------    ---------

Total shareholders' equity                           132,936      129,583
                                                   ---------    ---------

Total liabilities and shareholders' equity         $ 162,896    $ 162,188
                                                   =========    =========

*) Total cash and liquid investments               $ 119,971    $ 121,253
                                                   =========    =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                          -----------------------
                                                                             2009         2008
                                                                          ---------    ----------
                                                                                UNAUDITED
                                                                          -----------------------
Cash flows from operating activities:
  Net income (loss)                                                       $     759    $ (11,453)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization                                             2,415        2,905
    Accrued interest, amortization of premium and accretion
      of discount on marketable securities and bank deposits, net               (19)       1,796
    Stock -based compensation                                                 3,290        4,258
    Gain on sale of property and equipment                                       (1)          (6)
    Tax benefit relating to loss carryforwards  resulting from
      exercise of stock options                                                (402)        (273)
    Decrease in trade receivables, net                                        1,642          905
    Decrease (increase)  in other accounts receivable and prepaid
      expenses                                                               (3,923)         857
    Decrease (increase) in inventories                                         (265)         708
    Decrease in long-term prepaid expenses                                      255          255
    Decrease (increase) in deferred tax asset                                   239         (258)
    Decrease in trade payables                                                 (723)        (733)
    Increase in deferred revenues                                               658          958
    Increase (decrease) in other accrued expenses and accounts payable       (2,792)       3,070
    Accrued severance pay, net                                                 (356)          50
                                                                          ---------    ---------

Net cash provided by operating activities                                       777        3,039
                                                                          ---------    ---------

Cash flows from investing activities:
  Proceeds from redemption of marketable securities                          23,235       42,182
  Purchase of marketable securities                                         (22,901)     (53,780)
  Proceeds from withdrawal of bank deposits                                  72,556      117,018
  Purchase of bank deposits                                                 (92,106)    (111,573)
  Purchase of property and equipment                                         (1,511)      (2,340)
  Proceeds from sale of property and equipment                                    2            6
                                                                          ---------    ---------

Net cash used in investing activities                                       (20,725)      (8,487)
                                                                          ---------    ---------

Cash flows from financing activities:
  Purchase of treasury stock                                                 (1,142)      (8,549)
  Issuance of Ordinary shares and treasury stock for cash
    upon exercise of options                                                     29           24
  Tax benefit related to exercise of stock options                              402          273
                                                                          ---------    ---------

Net cash used in financing activities                                          (711)      (8,252)
                                                                          ---------    ---------

Decrease in cash and cash equivalents                                       (20,659)     (13,700)
Cash and cash equivalents at beginning of period                             37,872       45,370
                                                                          ---------    ---------

Cash and cash equivalents at end of period                                $  17,213    $  31,670
                                                                          =========    =========